Exhibit 99.3

AMENDMENT TO THE

AMENDED AND RESTATED
CDRT HOLDING CORPORATION
STOCK INCENTIVE PLAN

Effective as of June 10, 2013, Section 3.1 of Article III of the CDRT Holding Corporation Stock Incentive Plan (the “Plan”) is amended in its entirety and shall be read as follows:

“Section 3.1   Number.  The maximum number of shares of Common Stock that may be issued under the Plan or be subject to Awards may not exceed 2,150,000 shares.  The shares of Common Stock to be delivered under the Plan may consist, in whole or in part, of authorized but unissued shares of Common Stock that are not reserved for any other purpose.”

In all other respects, the form, terms and provisions of the Plan remain unchanged and in full force and effect.